EXHIBIT 99.1

ICON Reports 9% Increase in Revenue, 25% Increase in EPS and Acquisition of a U.S. Phase I Facility

 Highlights - First Quarter Fiscal 2009

 * First quarter net revenues increased 9% over the comparative quarter, to $219.8 million.

 * Income from operations increased by 25%, to $26.9 million.

 * Operating margins expanded to 12.2% from 10.7%

 * Diluted earnings per share increased by 25%, to 35 cents.

 * Net new business wins in the quarter of $265m, representing a book-to-bill ratio of 1.2.

 * Acquired a 100 bed Phase I unit in Omaha, Nebraska.

DUBLIN, Ireland, April 28, 2009 (GLOBE NEWSWIRE) -- ICON (Nasdaq:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2009.

Net revenues for the quarter were $219.8 million, representing a 9.2% increase over net revenues of $201.3 million for the comparative quarter last year.

Income from operations was $26.9 million or 12.2% of revenue, compared to $21.5 million or 10.7% for the same quarter last year. Net income was $20.9 million or 35 cents per share on a diluted basis, compared with $16.9 million or 28 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 59 days at March 31, 2009, compared to 69 days at December 31, 2008.

For the quarter ended March 31, 2009, cash provided from operating activities was $24.7 million and capital expenditure was $8.1 million. As a result, the company's net debt, amounted to $2.2 million at March 31, 2009, compared to net debt of $4.3 million at December 31, 2008.

"The last quarter represented a solid start to 2009," commented Chairman Dr. John Climax. "Revenue was 9% ahead of prior year and earnings per share were up 25%."

"In a much more difficult market, we are pleased with the results for the quarter," said CEO Peter Gray. "Further margin expansion, despite some challenges, led to an overall increase in operating income of 25% compared to the same period last year. Business activity, which was slow to develop early in the quarter, finished strongly to deliver solid net business wins of $265 million and a book to bill of 1.2.

"Demonstrating our confidence in the long term health of the market, on April 20th we acquired the assets of the former Qualia Clinical Services, a Phase I facility based in Omaha, Nebraska, and intend to reopen the unit in May. This investment is expected to be moderately dilutive to 2009 earnings (approx 4 - 6c). Excluding this, we continue to expect to achieve the 2009 guidance given in January, albeit at the lower end."

The company will hold its first quarter conference call today, April 28, 2009 at 9:00 EDT (14:00 Ireland & UK). This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "Investors". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development -- from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 71 locations in 38 countries and has approximately 7,100 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

                               ICON plc

              Consolidated Income Statements (Unaudited)

         Three Months ended March 31, 2009 and March 31, 2008
       (Dollars, in thousands, except share and per share data)

                                                Three Months Ended
                                              March 31,     March 31,
                                                2009          2008

 Gross Revenue                                  318,538       283,853

 Reimbursable expenses                           98,707        82,509

                                             ----------    ----------
 Net Revenue                                    219,831       201,344

 Costs and expenses
 Direct costs                                   124,168       113,189
 Selling, general and administrative             61,258        60,545
 Depreciation and amortization                    7,490         6,098

                                             ----------    ----------
 Total costs and expenses                       192,916       179,832

 Income from operations                          26,915        21,512

 Net interest expense                              (736)          (43)

                                             ----------    ----------
 Income before provision for income taxes        26,179        21,469

 Provision for income taxes                       5,235         4,247
 Minority interest                                   --           328
                                             ----------    ----------

 Net income                                      20,944        16,894
                                             ==========    ==========

 Net income per ordinary share
 Basic                                       $     0.36    $     0.29
                                             ----------    ----------

 Diluted                                     $     0.35    $     0.28
                                             ----------    ----------

 Weighted average number of ordinary shares
 Basic                                       58,537,795    57,805,260

 Diluted                                     59,771,335    60,079,472

                               ICON plc

                      Summary Balance Sheet Data

                 March 31, 2009 and December 31, 2008
                       (Dollars, in thousands)

                                               March 31,  December 31,
                                                 2009        2008
                                              (Unaudited)  (audited)

 Cash and short-term investments                 96,998     101,104
 Debt                                           (99,211)    105,379
 Net debt                                        (2,213)     (4,275)

 Accounts receivable                            222,564     210,535
 Unbilled revenue                               122,757     141,727
 Payments on account                           (134,989)   (121,935)
 Total                                          210,332     230,327

 Working Capital                                209,099     185,957

 Total Assets                                   850,536     867,285

 Shareholders' Equity                           474,391     456,366

CONTACT:  ICON plc
          Investor Relations
            1-888-381-7923
          Ciaran Murray, CFO
            + 353-1-291-2000